Board of Management

vedior

RECEIVED

2004 DEC -1 P 3:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

04046490

Amsterdam, 23 November 2004

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, The Netherlands

Vedior Successfully Closes New €800 million Multicurrency Revolving Credit Facility

For release at 8.30am on 23 November 2004

Vedior has successfully closed a €800 million multicurrency revolving credit facility (the "Facility"). The Facility was initially targeted to be €750 million, as announced on 20 October, but was oversubscribed. Vedior decided to use part of the over-subscription to increase the Facility amount to €800 million to further increase the amount of committed facilities, taking advantage of the Facility's favourable terms and conditions.

The Facility is split into two tranches:

- Tranche A, for €650 million, has an initial term of 5 years with two extension options for a further one year each. The extension options may be exercised in 2005 and 2006, with a final maturity no later than 2011. The initial margin is 55 bps and thereafter between 30 bps and 65 bps linked to a leverage grid.
- Tranche B, for €150 million, has an initial term of 3 years, with extension options which may be exercised in 2007 and 2008 and a final maturity no later than 2009, at an initial margin of 52.5 bps and thereafter between 27.5 bps and 62.5 bps linked to a leverage grid.

The Facility will be used for general corporate purposes and for the refinancing of Vedior's existing debt, including the existing credit facilities dated 9 August 2000. Zach Miles, Vedior's CEO commented, "*We are very pleased that Vedior has been able to capitalise on its strong financial position and operating performance to negotiate terms that are much more favourable than our previous banking facilities. The high demand to participate in the Facility is a testament to our strong banking relationships and we are also pleased that a group of international banks covering Vedior's most important geographical markets is participating in the transaction.*

With our Strategic Review completed, as announced on 19 November, and our refinancing secured, we look forward to making progress on our goal of establishing Vedior as the premium stock in the recruitment sector."

BNP Paribas and ING Bank (who have fully underwritten this transaction) have been joined by ABN AMRO, Bank of America, Calyon, CIC, Fortis Bank, Natexis, NIB Capital Bank and Société Générale as Mandated Lead Arrangers. Mizuho Corporate Bank, Rabobank and Royal Bank of Scotland have also joined as Lead Arrangers.

For further information, please contact:
Frits Vervoort, CFO +31 (0)20 573 5636